JOHN H. LIVELY	4801 MAIN STREET	DIRECT LINE	FAX
Partner	SUITE 1000	(816) 983-8177	(816) 983-8080
	KANSAS CITY, MO 64112	TELEPHONE	WEBSITE ADDRESS
EMAIL ADDRESS		(816) 983-8000	www.blackwellsanders.com
jlively@blackwellsanders.com
October 3, 2007
VIA EDGAR
Frank Dalton
SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re:	Diamond Portfolio Investment Trust (File Nos. 333-146482 and 811-22129 with respect to its series portfolio, Diamond Portfolio Large Cap Quality Growth Fund
Dear Mr. Dalton:
This is in response to our discussion last week regarding the initial filings of the Diamond Portfolio Investment Trust with respect to its initial series portfolio, the Diamond Portfolio Large Cap Quality Growth Fund (the “Fund”). As we discussed, Diamond Portfolio Advisors, LLC (“the Advisor”), which will be the investment adviser to the Fund, does not currently advise any other registered investment companies as either an advisor or a sub-advisor.
Additionally, you requested that I advise you of the Securities and Exchange Commission (“SEC”) staff no-action letter positions on which the Fund is relying in providing prospectus disclosure of the “related performance” of other accounts that are managed by the Advisor. In providing this related performance disclosure, the Fund intends to rely on the Growth Stock Outlook Trust, Inc., SEC No-Action Letter (pub. avail. Apr. 15, 1986). In the Growth Stock Outlook Trust No-Action Letter, the SEC staff granted a no-action request allowing a newly formed closed-end investment company to include performance information in its prospectus for other accounts managed by the investment adviser. The Fund is also relying on the “Letter to Registrants” from Carolyn B. Lewis, Assistant Director, SEC Division of Investment Management (pub. avail. Feb. 22, 1993) in which the position set forth in the Growth Stock Outlook Trust No-Action Letter was effectively expanded to open-end investment companies.
If you have any questions or comments regarding this response letter, please feel free to contact me at (816) 983-8177.

Sincerely,
/s/ John H. Lively

John H. Lively

JHL